UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

David A. Saltzman, Esq., Squire, Sanders and Dempsey L.L.P.,
600 Hansen Way, Palo Alto, CA 94304
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

ARCH Digital Holdings Limited

ARC Capital Holdings Limited

ARC Capital Partners Limited

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

ARCH Digital Holdings Limited:  British Virgin Islands

ARC Capital Holdings Limited:  Cayman Islands

ARC Capital Partners Limited:  British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,663,062
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,663,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,663,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11

30.9% (1)

14.	Type of Reporting Person (See Instructions)

ARCH Digital Holdings Limited:  CO

ARC Capital Holdings Limited: CO, IV, HC

ARC Capital Partners Limited:  CO, IA

(1)
Based on 52,088,493 ordinary shares outstanding immediately after completion of an offering of ordinary shares by the Company on December 17, 2009 plus ordinary shares subject to warrants held directly by ARCH Digital Holdings Limited.

Item 1. Security and Company.

This statement relates to ordinary shares, par value $0.001 per share, of Funtalk China Holdings Limited (formerly known as Pypo China Holdings Limited), a Cayman Islands exempted company (the “Company”). The address of the Company’s principal executive office is South 3/F, Chang’An XingRong Center, No. 1 NaoShiKou Street, XiCheng District, Beijing, China 100031, 8610-5832-5957.  This Schedule 13D/A is being filed on behalf of ARCH Digital Holdings Limited, ARC Capital Holdings Limited and ARC Capital Partners Limited to disclose their current direct or indirect beneficial ownership of the Company’s outstanding ordinary shares.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly by:

(a)-(c)  ARCH Digital Holdings Limited (“ARCH”), ARC Capital Holdings Limited and ARC Capital Partners Limited (collectively, the “Reporting Persons”).  The address of each of the Reporting Persons is c/o ARC Advisors (HK) Limited, 13/F, St. John’s Building, 33 Garden Road, Central, Hong Kong, and the principal business of each Reporting Person is investment holdings and management.

ARCH is a British Virgin Islands company wholly owned and controlled by ARC Capital Holdings Limited, a Cayman Islands company. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a BVI company co-founded by Clement Kwong. Voting and dispositive power over the shares of ordinary shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited.

(d) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Item 5. Interest in Securities of the Company.

(a) The Reporting Persons beneficially own 16,663,062 ordinary shares of the Company, representing approximately 30.9% of the total issued and outstanding ordinary shares immediately after completion of an offering of ordinary shares by the Company on December 17, 2009 (including ordinary shares subject to warrants held directly by ARCH Digital).

(b) ARCH is wholly owned and controlled by ARC Capital Holdings Limited. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited. Voting and dispositive power over the 16,663,062 ordinary shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited, as further described in Item 2 above.

(c) The Reporting Persons have not effected any transactions relating to the ordinary shares or any other equity securities of the Company during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ARCH is a British Virgin Islands company wholly owned and controlled by ARC Capital Holdings Limited, a Cayman Islands company. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a BVI company co-founded by Clement Kwong. Voting and dispositive power over the 16,663,062 ordinary shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited.

Item 7.  Materials to be Filed as Exhibits.

10.1.   Joint Filing Agreement, dated January 14, 2010, by and among ARCH Digital Holdings Limited, ARC Capital Holding Limited and ARC Capital Partners Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  February 4, 2010

ARCH DIGITAL HOLDINGS LIMITED

B y:	/s/ Clement Kwong
Name:	Clement Kwong
Title:	Director

ARC CAPITAL HOLDINGS LIMITED

By:	/s/ Allan Liu
Name:	Allan Liu
Title:	Director

ARC CAPITAL PARTNERS LIMITED

By:	/s/ Allan Liu
Name:	Allan Liu
Title:	Authorized Signatory